AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

29 November 2002

02060554

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

02 DEC 13 AM 9:39

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 28 November 2002, Re: Amsteel Corporation Berhad, Lion Corporation Berhad, Lion Land Berhad and Angkasa Marketing Berhad -Proposed Corporate and Debt Restructuring Exercise; and

b) Financial Results Announcement dated 28 November 2002, Re: Interim Report for the financial period ended 30 September 2002.

Please contact the undersigned if you have any query.

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

12/19

Form Version 2.0
General Announcement
Reference No AA-021128-93C4D

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: SECRETARY

* Type : ◉ Announcement ○ Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD ("ACB")
LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
ANGKASA MARKETING BERHAD ("AMB")

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISE

* **Contents :-**

1. On 12 July 2002, ACB, LCB, LLB and AMB (collectively referred to as the "Lion Group") jointly announced that the Securities Commission ("SC") has approved each of the relevant proposal within the proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises ("Proposed GWRS") that required the SC's approval subject to certain revisions and terms and conditions to be imposed thereto ("July Approval").

2. On 10 October 2002, ACB, LCB, LLB and AMB further jointly announced, *inter alia,* that the SC has approved the appeal on certain terms and conditions imposed by the SC in the July Approval subject further to conditions as set out in the said announcement ("October Approval").

3. The Directors of ACB, LCB, LLB and AMB wish to announce that, having considered the terms and conditions imposed by the SC in its July Approval and October Approval ("SC Conditions"), the Directors of ACB, LCB, LLB and AMB had accepted the SC Conditions imposed on each of ACB, LCB, LLB and AMB respectively as set out in the July Approval and October Approval.

4. Shareholders of ACB, LCB, LLB and AMB and potential investors are requested to refer to the past announcements released by the Lion Group dated 5 July 2000, 11 September 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002, 19 July 2002, 5 August 2002, 5 September 2002, 16 September 2002, 18 September 2002, 25 September 2002, 26 September 2002 and 10 October 2002 for further details of the Proposed GWRS.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Form Version 2.0

Financial Results

Ownership transfer to AMSTEEL/EDMS/KLSE on 28-11-2002 05:59:16 PM
Submitted by AMSTEEL on 28-11-2002 06:09:05 PM
Reference No AA-021128-6DA5A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	SECRETARY

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended	:	30-09-2002
* Quarter	:	◉ 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End	:	30-06-2003
* The figures	:	○ have been audited ◉ have not been audited

Please attach the full Quarterly Report here:

Amcb03q1.xls

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

28 NOV 2002

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-09-2002**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30-09-2002	30-09-2001	30-09-2002	30-09-2001
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	1,483,901	1,341,870	1,483,901	1,341,870

3	Profit/(loss) after tax and minority interest	-57,191	-8,463	-57,191	-8,463
4	Net profit/(loss) for the period	-57,191	-8,463	-57,191	-8,463
5	Basic earnings/(loss) per share (sen)	-4.54	-0.67	-4.54	-0.67
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	-1.2400	-1.2100

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 30-09-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30-09-2001 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 30-09-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30-09-2001 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	112,571	162,120	112,571	162,120
2	Gross interest income	10,367	6,294	10,367	6,294
3	Gross interest expense	118,350	133,475	118,350	133,475

Note: The above information is for the Exchange internal use only.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2002
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/9/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2001 RM'000	CURRENT YEAR TO DATE 30/9/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2001 RM'000
Revenue		1,483,901	1,341,870	1,483,901	1,341,870
Operating expenses		(1,411,006)	(1,264,114)	(1,411,006)	(1,264,114)
Other operating income		39,676	84,364	39,676	84,364
Profit from operations		112,571	162,120	112,571	162,120
Finance costs		(118,350)	(133,475)	(118,350)	(133,475)
Share in results of associated companies and joint ventures		(2,427)	(6,742)	(2,427)	(6,742)
Loss/(profit) before taxation		(8,206)	21,903	(8,206)	21,903
Taxation	17	(17,438)	(17,383)	(17,438)	(17,383)
Loss/(profit) after taxation		(25,644)	4,520	(25,644)	4,520
Minority interests		(31,547)	(12,983)	(31,547)	(12,983)
Net loss for the period		(57,191)	(8,463)	(57,191)	(8,463)
Loss per share (sen):	25				
- Basic		(4.54)	(0.67)	(4.54)	(0.67)
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2002 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share Capital RM'000	**Share Premium** RM'000	**Revaluation Reserve** RM'000	**Other Reserves** RM'000	**Accumulated Losses** RM'000	**Total** RM'000
Balance at 1 July 2002	629,797	230,188	485,627	369,626	(2,895,020)	(1,179,782)
Transfer from/(to) reserves	-	-	(174)	(331)	505	-
Equity accounting for share of net assets of associated companies	-	-	-	(2,093)	-	(2,093)
Currency translation differences	-	-	-	865	-	865
Net loss for the financial period	-	-	-	-	(57,191)	(57,191)
Balance at 30 September 2002	629,797	230,188	485,453	368,067	(2,951,706)	(1,238,201)

Note: There are no comparative figures as this is the first interim financial report prepared in accordance with MASB 26 - *Interim Financial Reporting.*

(The Condensed Consolidated Statement of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2002 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CURRENT YEAR-TO-DATE 30/9/2002 RM'000
OPERATING ACTIVITIES	
Net loss before tax	(8,206)
Adjustments for:	
Non-cash items	98,086
Non-operating items	78,904
Operating profit before changes in working capital	168,784
Changes in working capital:	
Net changes in current assets	(105,038)
Net changes in current liabilities	32,898
Others (mainly tax paid)	(11,947)
	84,697
INVESTING ACTIVITIES	
Equity investments	-
Proceeds from disposal of subsidiaries, net of cash and cash equivalents	46,784
Others	48,930
	95,714
FINANCING ACTIVITIES	
Issue of shares	-
Dividend paid to shareholders	-
Bank borrowings	(52,140)
Others (mainly interest paid)	(12,760)
Short term deposits earmarked for bond redemption	(27,605)
	(92,505)
Net changes in cash & cash equivalents	87,906
Effects of exchange rate changes	-
Cash & cash equivalents at beginning of year	263,023
Cash & cash equivalents at end of period	350,929

Note: There are no comparative figures as this is the first interim financial report prepared in accordance with MASB 26 - *Interim Financial Reporting.*

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. **Accounting policies and method of computation**

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of the Kuala Lumpur Stock Exchange and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2002.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2002 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. **Qualification of audit report**

There were no audit qualifications on the financial statement of the Group for the financial year ended 30 June 2002.

3. **Seasonality or cyclicality**

The operation of the Group are not subjected to material seasonal or cyclical effects except for the following:

a) Brewery division in China normally records higher sales during the summer months between June and September quarters.
b) Retail division normally records higher sales during the festive seasons and school holidays.
c) Timber extraction are normally reduced during the wet weather seasons between October and February. Demand for timber is cyclical, correlating with the property and construction industry.

4. **Unusual items**

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. **Material changes in estimates**

There were no material changes in estimates of amounts reported in prior financial years.

6. **Debt and equity securities**

There were no issuance, cancellations, repurchases, resale and repayment of debt and equity securities for the current quarter and financial year-to-date.

7. **Dividend paid**

There was no dividend paid during the current quarter and financial year-to-date.

8. **Segmental reporting**

The Group's segmental report for the financial year-to-date is as follows:

	Total sales RM'000	Inter-segment sales RM'000	External sales RM'000	Segment results RM'000
Steel	373,091	-	373,091	43,455
Motor	38,454	(37)	38,417	(3,210)
Tyre & chemicals	132,195	-	132,195	4,217
Food and agricultural products	295,357	-	295,357	30,991
Retail & Distribution	536,826	(1,285)	535,541	6,876
Property	86,874	(3,540)	83,334	42,705
Finance & services	7,901	-	7,901	5,314
Investment holding & others	33,717	(15,652)	18,065	(17,777)
Group	1,504,415	(20,514)	1,483,901	112,571
Finance costs				(118,350)
Share in results of associated companies				(2,427)
Loss before taxation				(8,206)

9. **Valuation of property, plant and equipment**

The valuation of property, plant and equipment have been brought forward without any amendments from the previous audited financial statements.

10. **Material events subsequent to the balance sheet date**

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. **Changes in the composition of the Group**

There were no material changes in the composition of the Group for the current quarter and financial year-to-date, except for the following :

a) Disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") and Gateway Management Sdn Bhd, a wholly-owned subsidiary of LGP.

b) Disposal of 100% equity interest in Arus Setia Sdn Bhd and Peridang (M) Sdn Bhd.

12. **Changes in contingent liabilities or contingent assets**

	RM'000
Legal claims in respect of the termination of contracts for the extraction and sale of timber	313,000
Legal claim in respect of the termination of contract of a sub-contractor	10,600
	323,600

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2002 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/9/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000
Property, plant and equipment		5,262,035	5,209,250
Forest concessions		330,621	333,320
Land and development expenditure		311,190	391,868
Investment properties		734,768	734,768
Hotel property		114,500	114,500
Associated companies		912,665	904,592
Interest in joint-ventures		9,375	9,375
Long term investments		171,673	172,067
Goodwill on consolidation		207,166	227,062
Other intangible assets		119,253	122,196
Current assets			
- Inventories		924,329	910,979
- Land and development expenditure		220,518	213,859
- Amount due by contract customers		3,887	3,764
- Trade receivables		755,458	737,323
- Other receivables, deposits and prepayments		1,024,099	980,725
- Deposits, cash and bank balances		1,053,632	950,725
		3,981,923	3,797,375
Current liabilities			
- Trade payables		861,517	826,938
- Other payables		3,196,643	2,991,569
- Amount due to contract customers		1,142	1,038
- Short term borrowings	21	6,813,872	6,903,164
- Tax liabilities		209,381	218,888
		11,082,555	10,941,597
Net current liabilities		(7,100,632)	(7,144,222)
		1,072,614	1,074,776
Share capital		629,797	629,797
Reserves		(1,867,998)	(1,809,579)
Shareholders' funds		(1,238,201)	(1,179,782)
Minority interests		1,897,534	1,861,318
Long term borrowings	21	339,425	318,780
Deferred tax liabilities		61,712	61,754
Deferred payables		12,144	12,706
		1,072,614	1,074,776
Net liabilities per share (RM)		(1.24)	(1.21)

(The Condensed Consolidated Balance Sh

13. Review of performance

The revenue of the Group for the quarter and year under review increased by 10% from RM1.34 billion in the previous year corresponding quarter to RM1.48 billion in the current quarter. The improved turnover was substantially achieved through the steel division with higher sales of steel bars. The retail and distribution division, offshore tyre division and forestry division also contributed to the increase but mitigated by lower performance in the motor and brewery divisions.

The performance for the quarter under review resulted in a loss after tax of RM57.2 million against loss of RM8.5 million in the previous year. The lower loss in the preceeding year corresponding period was due to gains on disposal of associated and subsidiary companies amounting to RM77.8 million as against a gain of RM28.9 million in the current quarter.

14. Comparison with the preceding quarter's results

Group revenue reduced marginally by 3% to RM1.48 billion as compared to RM1.53 billion in the previous quarter. The lower revenue is due to lower sales from the steel, motor and the property division. The retail and distribution division posted an increase of 13% in sales while brewery division's turnover increased by 20% due to the warm season.

Loss after tax was lower at RM57.2 million against RM364.1 million in the fourth quarter of the previous financial year. The higher loss in the previous quarter was due to assets write down and higher losses in associated companies.

15. Prospects

In view of the expected recovery of the global and regional economies, the Directors expect the performance of the Group in subsequent quarters to improve.

16. Profit forecast / profit guaranteed

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2001 RM'000	CURRENT YEAR TO DATE 30/9/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2001 RM'000
In respect of current period:				
- income tax	16,585	16,426	16,585	16,426
- associated companies	885	-	885	-
- deferred tax	(28)	955	(28)	955
	17,442	17,381	17,442	17,381
In respect of prior years:				
- income tax	(4)	2	(4)	2
	17,438	17,383	17,438	17,383

Taxation is provided for the Group for the current quarter and financial year-to-date despite losses incurred due mainly to certain expenses which are not deductible for tax purposes and losses of certain subsidiary companies which for tax purposes cannot be offset with profits of other subsidiary companies within the Group.

18. **Unquoted investments and/or properties**

The Group's gain on unquoted investments and/or properties as at the end of the reporting period are as follows:

	RM'000
Unquoted investments	28,852
Properties	-

19. **Quoted securities**

There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

The Group's investments in quoted securities as at end of the reporting period are as follows:

	RM'000
At cost	69,649
At book value	59,930
At market value	18,571

20. **Status of corporate proposals**

No	Date of Announcement	Subject	Status
1.	28.1.2002 28.5.2002 23.9.2002 8.10.2002 23.09.2002 and 11.11.2002	Proposed disposal by Amsteel Securities (M) Sdn Bhd of the following to Affin-UOB Securities Sdn Bhd, for a cash consideration of RM42.253 million : i) dealers' license; ii) 100% equity interest in Amsteel Equity Nominees (Asing) Sdn Bhd and Amsteel Equity Nominees (Tempatan) Sdn Bhd; and iii) certain fixed assets.	Completed on 11.11.2002.
2	20.6.2001 12.7.2002 29.7.2002 7.8.2002 13.9.2002 and 14.10.2002	i) Proposed disposal of 100% equity interest in Optima Jaya Sdn Bhd ("Optima") comprising 150,000 ordinary shares of RM1.00 each to SCB Developments Berhad ("SCB") for a consideration of RM150,000; and ii) Proposed settlement of the debts owing by Optima to the Company and novation to and assumption by the Company of certain liabilities of Optima, amounting to RM201.10 million as at 30.4.2001, for an amount of RM113.85 million, to be satisfied by SCB in the following manner : i) RM10,000,500 in cash; and ii) the balance sum of RM103,999,500 to be paid in the form of 23,111,000 ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share, which shall comprise, at the discretion of SCB, existing issued and paid-up SCB shares ("SCB Secondary Shares") or new SCB shares to be issued ("SCB Primary Shares") or a combination of SCB Secondary Shares and SCB Primary Shares.	Approvals obtained from : a) Foreign Investment Committee on 27.10.2001; b) Securities Commission on 29.1.2002 and 7.2.2002; c) Ministry of International Trade and Industry on 19.3.2002; d) Kuala Lumpur Stock Exchange on 22.4.2002 and 14.5.2002; e) shareholders of SCB on 14.6.2002; and f) shareholders of the Company on 29.7.2002. Pending completion.

20. <u>Status of corporate proposals (Cont'd)</u>

No	Date of Announcement	Subject	Status
3	15.2.2001 14.5.2002 and 10.9.2002	i) Proposed acquisition by Amsteel Mills Sdn Bhd ("AMSB"), a subsidiary of Lion Land Berhad ("LLB"), of 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") from Johor Corporation ("JCorp") at a consideration of RM108.23 million to be satisfied as follows: a) Proposed disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd by the Company to JCorp ("Proposed Disposal of 100% LGP"); b) Cash payment of RM17.25 million; and c) Proposed settlement of inter-company indebtedness between the Company and AMSB ("Proposed Acquisition of Antara").	Completed on 10.9.2002.
4	5.7.2000 19.10.2000 19.2.2001 27.2.2001 30.3.2001 2.5.2001 8.10.2001 4.3.2002 26.3.2002 9.5.2002 12.7.2002 19.7.2002 5.8.2002 5.9.2002 16.9.2002 18.9.2002 and 10.10.2002	Proposed Group Wide restructuring scheme with the objective to : a) consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; b) reorganise and restructure the Group's business ("Proposed GWRS"). The Proposed GWRS involve inter-alia the following corporate proposals:	Approval obtained from : a) Ministry of International Trade and Industry on 23.4.2002 (for LCB and AMB only; not applicable to Amsteel) b) Foreign Investment Committee on 29.4.2002 and 3.5.2002; c) Bank Negara Malaysia on 3.5.2002.; and d) Securities Commission on 9.7.2002 e) Scheme Creditors on 16.9.2002, 18.9.2002 and 25.9.2002. Pending approval of : a) KLSE; b) Shareholders of the Company and all other participating companies concerned; and c) Any other relevant authorities.
4.1		Proposed disposal of 40% equity interest in Megasteel Sdn Bhd to Lion Corporation Berhad ("LCB") Group for a consideration of RM1,007.92 million.	
4.2		Proposed disposal of 50.45% equity interest in Lion Land Berhad ("LLB") to LCB Group for a consideration of RM260.47 million.	
4.3		Proposed disposal of 59.47% equity interest in Chocolate Products (Malaysia) Berhad to LLB Group for a consideration of RM201.5 million.	
4.4		Proposed disposal of 83.70% equity interest in Posim Berhad to LLB Group for a consideration of RM499.42 million.	
4.5		Proposed disposal of 52.34% equity interest in Silverstone Berhad to Angkasa Marketing Berhad ("AMB") Group for a consideration of RM133.82 million.	

20. <u>Status of corporate proposals (Cont'd)</u>

No	Date of Announcement	Subject	Status
4.6		Proposed offer for sale of 290.43 million LCB shares to eligible shareholders of LCB.	
4.7		Proposed acquisition of 30% equity interest in Akurjaya Sdn Bhd from Horizon Towers Sdn Bhd for a consideration of RM395.1 million.	
4.8		Proposed acquisition of an aggregate of 45% equity interest in Avenel Sdn Bhd from AMB (20%) and LLB (25%) for a consideration of RM1.00 respectively and the payment by AMB and LLB of a total of RM202.68 million to the Company.	
4.9		Proposed acquisition by Umatrac Enterprises Sdn Bhd of an aggregate of 27% equity interest in Hiap Joo Chong Realty Sdn Bhd from : a) LCB (13.5%) for a consideration of RM1.915 million to be netted-off against inter-company balances with LCB Group; and b) Teck Bee Mining (M) Sdn Bhd (13.5%) for a consideration of RM1.915 million to be satisfied by the issuance of RM1.915 million in value of new shares in the Company.	
4.10		Proposed renounceable rights issue of 314.89 million new 4 1/2 years warrants to the shareholders of the Company at an issue price of RM0.10 per warrant with a right to subscribe for 1 new ordinary share in the Company for every warrant held by the payment of RM1.10 per share.	
4.11		Proposed acquisition of 100% equity interest in Lion Plaza Sdn Bhd for a consideration of RM35.66 million to be satisfied by an issuance of RM35.66 million Amsteel bonds.	

20. <u>Status of corporate proposals (Cont'd)</u>

No	Date of Announcement	Subject	Status
5	1.10.1999	Proposed disposal by Beijing Parkson Light Industry Development Co Ltd to China National Arts & Crafts (Group) Co of the property which forms part of a 10-storey building in Beijing known as Parkson Phase II.	Pending completion.

Note : The status of corporate proposals of the Company's listed subsidiaries, Angkasa Marketing Berhad, Chocolate Products (Malaysia) Berhad, Lion Land Berhad and Posim Berhad are reported in the Interim Reports of the respective subsidiaries.

<u>Status of utilisation of proceeds from corporate proposals.</u>

Corporate Proposals	Proposed utilisation	Utilisation Status	
		Actual	*Unutilised/ Outstanding
	RM'million	RM million	RM'million
1. Disposal of 60% equity interest in Excellent Strategy Sdn Bhd for a total consideration of RM41.40 million			
i) Acquisition of 49% equity interest in Lion Gateway Parade Sdn Bhd	20.37	20.37	-
ii) Part payment to Johor Corporation for the acquisition of AntaraSteel Mills Sdn Bhd	17.25	17.25	-
iii) Repayment of bank borrowings	3.78	-	3.78
	21.03	17.25	3.78
2. Disposal of 100% equity interest in Peridang (M) Sdn Bhd and Arus Setia Sdn Bhd for a total cash consideration of RM11.83 million			
i) Repayment of bank borrowings	11.58	-	11.58
ii) Estimated expenses	0.25	0.09	0.16
	11.83	0.09	11.74
3 Disposal by Amsteel Securities (M) Sdn Bhd of its dealer's license and certain assets including 100% equity interest in Amsteel Equity Nominees (Tempatan) Sdn Bhd and Amsteel Equity Nominees (Asing) Sdn Bhd for a cash consideration of RM42.25 million.			
i) Payment of income tax	19.38	9.69	9.69
ii) Estimated expenses	0.50	-	0.50
iii) Payment to shareholders of Amsteel Securities (M) Sdn Bhd	22.37	-	22.37
	42.25	9.69	32.56

* Proceeds are:

- Pending full settlement by purchaser(s); or
- Dedicated for the proposed GWRS which is pending implementation

Note : The status of utilisation of proceeds from corporate proposals of the Company's listed subsidiaries, Angkasa Marketing Berhad, Chocolate Products (Malaysia) Berhad, Lion Land Berhad and Posim Berhad are reported in the Interim Reports of the respective subsidiaries.

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	1,502,557	279,745	1,782,302
Unsecured	5,311,315	59,680	5,370,995
	6,813,872	339,425	7,153,297

	Foreign Currency '000	RM'000
The Group's borrowings are denominated in the following currencies :		
- Ringgit Malaysia	-	2,541,143
- US Dollar	1,028,847	3,909,801
- Chinese Renminbi	1,459,705	671,415
- Other foreign currencies	7,936	30,938
		7,153,297

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigation

i) In the Kuala Lumpur High Court Summons No. D2-22-102-99 filed on 13 January 1999, Bank of Tokyo–Mitsubishi (M) Bhd ("BTM") sued Amsteel for recovery of the sum of RM7,001,543.84, being the amount outstanding under a revolving credit facility of RM10,000,000 granted by BTM to Amsteel vide BTM's letter of offer dated 5 June 1997. The Senior Assistant Registrar ("SAR") had on 8 March 2000 dismissed BTM's application for Summary Judgment. BTM has appealed to the Judge against the SAR's decision. The decision of the Judge shall be delivered on 27 November 2002.

The Directors have been advised that Amsteel has a defense to the claim.

ii) Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd (collectively referred to as "Takenaka Group") in the Kuala Lumpur High Court Civil Suit No. D6-22-2031-2000 and Itochu Corporation ("Itochu") in the Kuala Lumpur High Court Civil Suit No. D6-22-2030-2000, both filed on 31 October 2000, have sued Amsteel and Optima Jaya Sdn Bhd ("Optima Jaya"). Optima Jaya is a wholly-owned subsidiary of Amsteel.

By a construction agreement dated 23 May 1995 ("the Construction Agreement") Optima Jaya employed the Takenaka Group to build a hotel. In consideration of Itochu agreeing to issue guarantees to various financiers for purpose of financing the construction of the said hotel, Optima Jaya agreed to pay to Itochu a guarantee fee pursuant to a guarantee fee agreement dated 23 May 1995 ("the Guarantee Fee Agreement").

By a letter of comfort dated 23 May 1995 ("the Letter of Comfort"), Amsteel agreed, inter alia, to ensure that Optima Jaya performs its obligations under the Construction Agreement and the Guarantee Fee Agreement.

Takenaka Group, pursuant to the Construction Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM103,243,755 together with interest, opportunity losses and costs.

23. <u>Changes in material litigation (Cont'd)</u>

Amsteel and Optima Jaya had submitted applications to stay the Takenaka Group's proceedings in respect of Kuala Lumpur High Court Suit D6-22-2031-2000 ("the Stay Applications"). The Court had on 6 July 2001 dismissed Amsteel's and Optima Jaya's Stay Applications. Amsteel and Optima Jaya have appealed to the High Court against the Court's decision ("Appeal on Stay Applications"). The Court has fixed the matter for mention on 17 February 2003 in respect of the appeal.

Applications for Summary Judgment have been filed:

(a) by Takenaka Group against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit No. D6-22-2031-2000 ("the Takenaka Group SJ Application"); and

(b) by Itochu against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit No. D6-22-2030-2000 ("the Itochu SJ Application").

Amsteel and Optima Jaya have applied to the High Court for a stay in the Takenaka Group SJ Application pending hearing of Amsteel's and Optima Jaya's Appeal on Stay Applications ("Stay of Takenaka Group SJ Application").

The Takenaka Group SJ Application and the Stay of Takenaka Group SJ Application are fixed for mention on 9 January 2003.

In respect of the Itochu SJ Application, the Court has on 5 December 2001 allowed Itochu to enter Judgment against Amsteel and Optima Jaya ("Itochu Judgment") for the following sums:

(a) the sum of RM2,183,225.13 as at 31 July 2000 together with interest at the rate of 8% per annum from 1 August 2000 to date of full payment;

(b) the accruing guarantee fee calculated at the rate of 1.5% per annum on the sum of RM45,000,000 from 1 August 2000 to 8 February 2001 and on the sum of RM36,000,000 from 9 February 2001 to 1 March 2001 together with interest at the rate of 8% per annum on the sum of RM36,000,000 from 31 October 2000 to date of full payment; and

(c) costs to be taxed by the Court.

Amsteel and Optima Jaya have appealed against the Itochu Judgment ("Appeal of Itochu Judgment"). The appeal in respect of the Itochu Judgment is fixed for mention on 21 February 2003. Amsteel and Optima Jaya have also applied for a stay in execution of the Judgment and the application is fixed for mention on 15 January 2003.

The Directors have been advised that Amsteel and Optima Jaya have a reasonable chance of:

(a) defending the Takenaka Group SJ Application; and

(b) succeeding in the Appeal of the Itochu Judgment.

iii) In the matter of an arbitration proceeding involving Atelier ADT International Consultants Ltd ("Atelier") and Lion Asia Investment Pte Ltd ("Lion Asia"), Atelier claims against Lion Asia for alleged unpaid engineering and architectural fees and reimburseable expenses amounting to approximately RM7,000,000 in respect of services provided in relation to eight (8) properties/projects in China.

23. <u>Changes in material litigation (Cont'd)</u>

Lion Asia has counter-claimed against Atelier:

(a) for recovery of the sum of USD2,230,760.14, being payment made to Atelier pursuant to contracts which are unenforceable and/or illegal because Atelier did not have the legal capacity (or requisite qualification under the laws of Malaysia) to enter into such contracts; or in the alternative,

(b) for over-payment to Atelier in the sum of USD1,062,943.83.

Several questions of law arose in the arbitration proceedings and Lion Asia had in Kuala Lumpur High Court Originating Summons No. R-24-29-2001 referred those questions of law to the High Court. The High Court had on 17 July 2001, ordered the questions of law to be stated in a form of special case stated to the High Court for the High Court's decision. Atelier has appealed to the Court of Appeal against the High Court's order on, inter alia, the ground that both questions of law and fact should be decided by the Arbitrator. No hearing date has been fixed in respect of the appeal.

The Arbitrator will state his interim award in the form of a special case stated to the High Court after the parties have made their submissions on the facts to the Arbitrator. At the meeting held by the parties and the Arbitrator on 20 March 2002, the Arbitrator set timelines for the parties to submit the list of parameters, the facts to be found and provide their submissions and samples/format of the interim award which is to be stated to the High Court.

The Directors have been advised that Lion Asia has a reasonable chance of successfully defending Atelier's claim and that it has a reasonable chance of success in its own counter claim against Atelier.

iv) Total Resources Sdn. Bhd. ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No.22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT 22851-22855 Lot Nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining Lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, inter alia, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim. .

TR's application to amend its Statement of Claim was allowed by the Court on 16 October 2002 and LIP has been given leave to amend its Statement of Defence upon being served with the Amended Statement of Defence. No mention date has been fixed pending the extraction and service of the Amended Statement of Defence.

The Directors have been advised that LIP has a good defence as TR had not suffered any actual damages.

v) Tafco Development Sdn. Bhd. ("Tafco") has filed Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

23. <u>Changes in material litigation (Cont'd)</u>

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Originating Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabic to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The Petition is fixed for summons for direction and hearing on 26 February 2003.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

v) Ariffin Haji Ismail Plantations Sdn. Bhd. ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn. Bhd. ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn. Bhd. ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1-00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilized by AHIP to defray their cost of disposal of RM531,870-60 and the remaining sum of RM5,468,129-40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129-40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129-40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

23. <u>Changes in material litigation (Cont'd)</u>

AHIP's application for Summary Judgment is fixed for hearing on 16 December 2002.

Ambang Maju has applied to stay all further proceedings in this matter pending the hearing of an application by Ambang Maju for a consolidation of proceedings between this action with that of Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur. The Court has fixed 30 January 2003 to hear the applications for stay and consolidation.

The Directors have been advised that Ambang Maju has a defence to the claim.

Note : The material litigation of the Company's listed subsidiaries, Angkasa Marketing Berhad, Chocolate Products (Malaysia) Berhad, Lion Land Berhad and Posim Berhad are reported in the Quarterly Reports of the respective subsidiaries.

24. <u>Dividend</u>

The Board does not recommend any interim dividend for the financial quarter ended 30 September 2002.

25. <u>Loss per share</u>

Basic

Loss per share is calculated by dividing the Group's loss after tax and minority interests by the number of ordinary shares in issue of 1,259.6 million.

Fully diluted

The fully diluted loss per share is not disclosed in view of the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme which have no dilutive effect as the exercise price is above the average market value of the Company's shares.